Exhibit 99.1

TELUS Digital advances special committee process in connection with
TELUS Corporation’s non-binding proposal

Vancouver, Canada – July 9, 2025 – TELUS Digital Experience (TELUS Digital or the Company) (NYSE and TSX: TIXT), a leading global technology company specializing in digital customer experiences, today provided an update on its process in respect of the previously announced unsolicited non-binding proposal received on June 11, 2025 from TELUS Corporation (TSX: T, NYSE: TU) to acquire 100% of the outstanding multiple voting shares and subordinate voting shares of TELUS Digital not already owned by TELUS Corporation (the Proposal).

Subsequent to receiving the Proposal, TELUS Digital’s board of directors formed a special committee comprised of six independent directors (the Special Committee) to review, evaluate and consider the Proposal and any relevant alternatives. The Special Committee is co-chaired by the Company’s independent Lead Director and Audit Committee Chair.

In addition, the Special Committee has engaged McCarthy Tétrault LLP as its independent legal advisor and BofA Securities, Inc. as its financial advisor in connection with the Proposal. BMO Capital Markets has been engaged as independent valuator and financial advisor to the Special Committee. FGS Longview has also been retained by the Special Committee as communications counsel.

BMO Capital Markets and BofA Securities were each selected after a thorough review by the Special Committee of potentially qualified firms, with a focus on the relevant independence, capabilities, credentials, reputation and applicable financial and valuation expertise. The Special Committee is committed to transparency and intends to share the independent valuator’s conclusions with shareholders in accordance with applicable securities laws in Canada and the United States.

The Special Committee is committed to acting in the best interests of TELUS Digital and all shareholders and other key stakeholders and upholding the highest standards of governance throughout its review. The Special Committee welcomes shareholder feedback regarding the process. All inquiries regarding the process should be directed to FGS Longview (see contact details below).

TELUS Digital cautions the Company’s shareholders, others considering trading in TELUS Digital’s securities and TELUS Digital’s other key stakeholders that no decisions have been made with respect to the Proposal. There can be no assurance that any binding offer will be received, that any definitive agreement will be executed relating to the transaction contemplated by the Proposal, or that the transaction contemplated by the Proposal or any other transaction will be approved or consummated. TELUS Digital does not undertake any obligation to provide any updates with respect to any transaction, except as required under applicable law.

No action with respect to the Proposal is required by TELUS Digital shareholders at this time.

About TELUS Digital

TELUS Digital (NYSE & TSX: TIXT) crafts unique and enduring experiences for customers and employees, and creates future-focused digital transformations that deliver value for our clients. We are the brand behind the brands. Our global team members are both passionate ambassadors of our clients’ products and services, and technology experts resolute in our pursuit to elevate their end customer journeys, solve business challenges, mitigate risks, and drive continuous innovation. Our portfolio of end-to-end, integrated capabilities include customer experience management, digital solutions, such as cloud solutions, AI-fueled automation, front-end digital design and consulting services, AI & data solutions, including computer vision, and trust, safety and security services. Fuel iXTM is TELUS Digital’s proprietary platform and suite of products for clients to manage, monitor, and maintain generative AI across the enterprise, offering both standardized AI capabilities and custom application development tools for creating tailored enterprise solutions.

Powered by purpose, TELUS Digital leverages technology, human ingenuity and compassion to serve customers and create inclusive, thriving communities in the regions where we operate around the world. Guided by our Humanity-in-the-Loop principles, we take a responsible approach to the transformational technologies we develop and deploy by proactively considering and addressing the broader impacts of our work. Learn more at: telusdigital.com.

TELUS Digital Investor Relations

Olena Lobach

(604) 695-3455

ir@telusdigital.com

TELUS Digital Media Relations

Ali Wilson

media.relations@telusdigital.com

TELUS Digital Special Committee Communications

Justine Hall

FGS Longview

Justine.Hall@fgslongview.com

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